Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 215.564.8000 www.stradley.com

Michael P. O’Hare

(215) 564-8198

mohare@stradley.com

December 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention:	Elisabeth Bentzinger

Re:	Strategy Shares (“Registrant” or “Trust”) File Nos. 333-170750; 811-22497

Dear Ms. Bentzinger:

On behalf of the Registrant, below are responses to the comments you provided to us telephonically on August 26, 2021, with regard to Post-Effective Amendment No. 79 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 82 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (Accession No. 0001580642-21-003257), which was filed with the SEC on July 26, 2021 (the “Amendment”), relating to the registration of Strategy Shares Halt Climate Change ETF (the “Fund”), a new series of the Registrant.

The Registrant will file an additional post-effective amendment to the Trust’s Registration Statement pursuant to 1933 Act Rule 485(b) that will reflect the changes to the Fund’s prospectus and Statement of Additional Information (the “SAI”) made in response to your comments as described in this letter.

Below we have provided your comments (in bold) and the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

Philadelphia | Washington | New York | Chicago

PROSPECTUS

1.	Comment: The Staff notes that the Fund’s ticker symbol appears on the cover page but it does not yet appear on EDGAR. Please confirm that the information will be uploaded to EDGAR.

Response:	The Registrant confirms that the Fund’s EDGAR page will be updated with the Fund’s ticker symbol.

Fund Summary – Fee Table

2.	Comment: Form N-1A requires the second sentence of the fee and expense table lead-in to be in bold type. Please update this in the prospectus.

Response: The Registrant has updated the lead-in accordingly.

Fund Summary – Principal Investment Strategies

3.	Comment: We believe including “Climate Change” in the Fund’s name triggers the 80% investment policy requirement under 1940 Act Rule 35d-1 (the “Names Rule”), similar to the SEC’s position on including environmental, social & governance (“ESG”) in a fund’s name. Please add a policy to invest at least 80% of the Fund’s assets in the relevant securities according to the Names Rule or, alternatively, choose a different name that would not trigger the adoption of an 80% investment policy.

Response:	The principal investment strategy of the Fund has been revised to include the following:

Under normal market conditions, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in the securities of climate conscious and environmentally friendly companies, with a focus on the reduction of carbon emissions (“Halt Climate Change Companies”), as determined by the Advisor. The Fund defines Halt Climate Change Companies as those that meet one or more of the carbon impact criteria set forth below:

•	Direct commitment to net zero or reduced carbon emissions through a company climate pledge or involvement in initiatives such as the Paris Agreement, The Climate Pledge or other similar types of accords.
•	Companies deriving at least 50% of their revenues or profit from, or devoting at least 50% of their assets to activities focused on advancing the progress of reducing carbon emissions through alternative energy innovation in clean transportation as well as industrial efficiency, technological advancements in electrification, climate-conscious value chains and other similar initiatives.

•	Companies that invest a significant portion of their capital expenditures in new processes and business segments that seek to accelerate the global transition of fossil fuel related energy to renewable energy, with the intention of such activities becoming a significant part of their business.

4.	Comment: The second paragraph under the Fund’s principal investment strategies states that the Fund will concentrate in “industries related to renewable energy.” Please clarify with more specificity the circumstances in which the Fund intends to concentrate in any one of the industries in the renewable energy group. If the Fund intends to retain discretion over whether or not to concentrate in any one of the industries in the group, please clarify supplementally why the primary economic characteristics of the industries are not materially different from each other. For example, “automobiles” does not appear to be materially related to the other three examples noted in the discussion.

Response:	After further consideration, the Registrant has determined that the Fund will not concentrate in an industry or group of industries and has revised the relevant disclosures in the Fund’s prospectus and SAI accordingly.
5.	Comment: The third paragraph under the Fund’s principal investment strategies references the Advisor’s “carbon impact criteria.” Please describe with specificity the carbon impact criteria, including how the Advisor will use this criteria to determine that a company is committed to curbing or mitigating the effects of climate change. The disclosure should include how the Fund selects investments by reference to, for example: 1) a climate change/environmental index; 2) a third party rating organization; 3) a proprietary screen and the factors the screen applies; or 4) a combination of the above methods. The Fund should also describe its due diligence practices in applying its screening criteria to companies. For example, does the Fund or Advisor perform its own independent analysis of issuers, or does it rely exclusively on third party screens? Please also explain whether the criteria are applied to every investment or only to some of the investments. If the Fund intends to utilize third party data providers, please identify the provider(s) and briefly summarize their criteria and methodology. Consider any related principal risks associated with the use of a third party data provider since the criteria used by providers can differ significantly. This discussion should be included in the Fund summary, with more fulsome disclosure in the statutory prospectus.

Response:	The disclosure has been revised to clarify the Advisor’s process for determining eligible securities for inclusion in the Fund’s portfolio as follows:

Under normal market conditions, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in the securities of climate conscious and environmentally friendly companies, with a focus on the reduction of carbon emissions (“Halt Climate Change Companies”), as determined by Rational Advisors, Inc., the Fund’s investment advisor (the “Advisor”). The Fund defines Halt Climate Change Companies as those that meet one or more of the carbon impact criteria set forth below:

•	Direct commitment to net zero or reduced carbon emissions through a company climate pledge or involvement in initiatives such as the Paris Agreement, The Climate Pledge or other similar types of accords.
•	Companies deriving at least 50% of their revenues or profit from, or devoting at least 50% of their assets to activities focused on advancing the progress of reducing carbon emissions through alternative energy innovation in clean transportation as well as industrial efficiency, technological advancements in electrification, climate-conscious value chains and other similar initiatives.
•	Companies that invest a significant portion of their capital expenditures in new processes and business segments that seek to accelerate the global transition of fossil fuel related energy to renewable energy, with the intention of such activities becoming a significant part of their business.

The Fund will not invest in any company whose principal business function is related to the extraction, development or transportation of oil, gas or other fossil fuels.

The Advisor selects securities of companies for the Fund’s portfolio and weights them in the Fund’s portfolio based on a review of various fundamental factors of a Halt Climate Change Company’s risk return potential. Fundamental factors evaluated by the Advisor include the company’s financial statements, business model, credit metrics, financial ratios, valuations, and other company-specific characteristics (which include, but are not limited to sector, industry, and market capitalization). Companies that the Advisor believes to have higher risk return potential receive greater weights in the Fund’s portfolio.

6.	Comment: Because the Fund discloses that it actively trades its portfolio investments, please include a corresponding risk for active/frequent trading, including the tax consequences to shareholders of increased portfolio turnover.

Response:	The Registrant has added the risk disclosure as requested.

7.	Comment: Please disclose, where appropriate, how the Fund will approach relevant climate change proxy issues of its portfolio companies.

Response:	The Registrant has added appropriate disclosure to the Fund’s SAI.

Fund Summary – Principal Investment Risks

8.	Comment: The Staff notes that principal investment risks are ordered alphabetically. Please order the risks to prioritize what is most likely to affect the Fund’s NAV, yield and total return. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response:	The Registrant has made the requested change.

9.	Comment: With respect to Emerging Markets Risk, please see ADI 2020-11 - Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets Risk, which addresses many concerns, including risks relating to lack of liquidity, market manipulation concerns, political risk and risks arising from differences in regulatory, accounting, auditing and financial reporting and recordkeeping standards. Please review that the risk disclosure appropriately reflects the substance of this guidance.

Response: The Registrant has revised the risk disclosure accordingly.

10.	Comment: Please disclose risks associated with investments in China if this is a principal risk of the Fund. See Public Statement from SEC Chairman Jay Clayton on April 21, 2020, “Emerging Markets Investments Entail Significant Disclosure, Financial Reporting and Other Risks; Remedies are Limited.”

Response:	The Registrant notes that risks associated with investments in China are not a principal risk of the Fund.

11.	Comment: The second bullet under ETF Structure Risk provides: “If the Fund’s shares are traded outside a collateralized settlement system, the number of financial institutions that can act as authorized participants that can post collateral on an agency basis is limited, which may limit the market for the Fund’s shares.” Please also clarify that this may also lead to differences in the market price of Fund shares and their underlying value.

Response:	The Registrant notes that certain other risks in the Fund’s prospectus, such as Authorized Participant Risk and the first bullet under ETF Structure Risk – Market Price Variance Risk, disclose the risk of a difference in the market price and NAV of Fund shares if there is a limited number of authorized participants. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

12.	Comment: We note the Fund’s concentration risk is somewhat broad. Please revise this disclosure to be more specific and add appropriate risk disclosure as relating to each sector or industry.

Response:	Please see the Registrant’s response to comment 4 above.

13.	Comment: The Fund summary includes a Real Estate/REIT Risk, but there is no corresponding investment strategy to invest in real estate securities or REITs. Please add corresponding strategy disclosure or remove this risk.

Response:	The Registrant has removed Real Estate/REIT Risk as a principal risk of the Fund.

Fund Summary - Performance

14.	Comment: Please supplementally identify the broad-based securities index that the Fund will utilize.

Response:	The Registrant has determined that the Fund will use the Russell 3000 Index as its primary benchmark to compare its performance.

Fund Summary – Purchase and Sale of Fund Shares

15.	Comment: Please indicate that the information required by Items 6(c)(4)-(5) of Form N-1A will be provided at a specified website and when this information will be available.

Response:	The Registrant respectfully notes that the disclosure already contains the following and believes no further disclosure is needed:

Recent information, including information on the Fund’s NAV, market price, premiums and discounts, and bid-ask spreads, is available online at www.strategysharesetfs.com.

Additional Information about the Fund’s Principal Investment Strategies and Related Risks

16.	Comment: The Item 9 Principal Investment Strategy disclosure is the same as the principal investment strategy disclosure in the summary prospectus. Provide more detailed disclosure in response to Item 9.

Response: The Registrant has revised the first two paragraphs of the Item 9 Principal Investment Strategy to include the following additional information (in italics):

The Fund seeks to achieve its investment objective by investing in the equity securities of companies that are committed to curbing or mitigating the deleterious effects of climate change. Such companies include those that have adopted environmentally friendly business practices, such as pledging to reduce carbon emissions, and those that produce products and services that combat climate change, such as clean energy alternatives to fossil fuels, hydrogen- and/or electric-powered vehicles, and solar energy products and services. The equity securities that the Fund may invest includes common stock, and American Depositary Receipts (“ADRs”). The Fund may invest in companies domiciled in any country, including emerging markets, and may invest in companies of any market capitalization.

Under normal market conditions, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in the securities of climate conscious and environmentally friendly companies, with a focus on the reduction of carbon emissions (“Halt Climate Change Companies”), as determined by Advisor. The Fund defines Halt Climate Change Companies as those that meet one or more of the carbon impact criteria set forth below:

•	Direct commitment to net zero or reduced carbon emissions through a company climate pledge or involvement in initiatives such as the Paris Agreement (a widely adopted international accord that seeks to limit the average global temperature rise to well below 2°C above preindustrial levels and limit this increase to 1.5°C; to increase the ability to adapt to the adverse effects of climate change and foster climate-resilient and low greenhouse gas emissions development; and to make financial flows consistent with a pathway toward low greenhouse gas emissions and climate-resilient development), The Climate Pledge (a commitment to be net-zero carbon by 2040) or other similar types of accords.
•	Companies deriving at least 50% of their revenues or profit from, or devoting at least 50% of their assets to activities focused on advancing the progress of reducing carbon emissions through alternative energy innovation in clean transportation (such as electric vehicles) as well as industrial efficiency (such as utilizing or constructing energy efficient buildings and installing solar panels, or using other sources of alternative energy), technological advancements in electrification, climate-conscious value chains (such as reducing packaging material and increasing use of suppliers who have adopted carbon reduction in their processes) and other similar initiatives.

•	Companies that invest a significant portion of their capital expenditures in new processes and business segments that seek to accelerate the global transition of fossil fuel related energy to renewable energy, with the intention of such activities becoming a significant part of their business.

17.	Comment: The statutory prospectus includes Market Price Variance Risk, which appears to be redundant with disclosure under the ETF Structure Risk, and is also not included in the Fund summary. Please review and revise this disclosure as appropriate.

Response:	The Registrant has revised the disclosure and removed the standalone Market Price Variance Risk.

18.	Comment: In the statutory prospectus, the Fund includes a Market Capitalization Risk, which is not included in the Fund summary and appears to be redundant with the small-, mid- and large-capitalization risk discussions. Please review and revise accordingly.

Response:	The Registrant has revised the disclosure by removing the market Capitalization Risk from the statutory prospectus.

19.	Comment: Because we believe the Fund should be subject to the Names Rule, please also disclose that the Fund will look through to its investments in underlying investment companies for purposes of determining compliance with its Names Rule Policy.

Response: The Registrant has added the requested disclosure to the Fund’s SAI under Investment Restrictions and Other Investment Policies.

20.	Comment: If the Fund adopts an 80% investment policy in accordance with the Names Rule and intends to include derivatives towards such policy, please disclose in the prospectus that derivatives will be valued on a mark-to-market basis for purposes of calculating compliance with such policy.

Response:	The Registrant does not intend to include derivatives towards its 80% investment policy in accordance with the Names Rule.

STATEMENT OF ADDITIONAL INFORMATION

21.	Comment: The Securities Lending discussion provides that loans must be fully collateralized by “cash, U.S. government obligations or other high-quality debt obligations.” Because SEC no-action letters provide that “other high-quality debt obligations” are not permissible collateral, please remove this language from the SAI.

Response: The Registrant has revised the disclosure accordingly.

PART C

22.	Comment: The SEC staff is reviewing fund documents to see whether they limit shareholder rights. Article VII, Section 9 of the trust document (quoted below) states that shareholders can only bring derivative actions if they first make a demand to the trust board. Please supplementally explain whether this provision inappropriately limits shareholder rights. Please also disclose this provision in the Fund’s prospectus.

“Section 9. Derivative Actions. Subject to the requirements set forth in Section 3816 of the DSTA, a Shareholder or Shareholders may bring a derivative action on behalf of the Trust only if the Shareholder or Shareholders first make a pre-suit demand upon the Board of Trustees to bring the subject action unless an effort to cause the Board of Trustees to bring such action is excused. A demand on the Board of Trustees shall only be excused if a majority of the Board of Trustees, or a majority of any committee established to consider the merits of such action, has a material personal financial interest in the action at issue. A Trustee shall not be deemed to have a material personal financial interest in an action or otherwise be disqualified from ruling on a Shareholder demand by virtue of the fact that such Trustee receives remuneration from his service on the Board of Trustees of the Trust or on the boards of one or more investment companies with the same or an affiliated investment advisor or underwriter.”

Response:	The Registrant respectfully submits that Article VII, Section 9 of the Trust’s Agreement and Declaration of Trust, as amended, (the “Trust Document”) does not inappropriately limit shareholder rights. Article VII, Section 9 provides a mechanism which permits a shareholder to bring a derivative action with respect to federal securities law claims, in accordance with procedural requirements which are substantially similar to requirements under various state corporate laws. A derivative action involves an action brought by a shareholder seeking to compel the Trust to sue to redress harm to the Trust, as opposed to a direct action which is an action brought by a shareholder for harm done to an individual shareholder or a group of shareholders. The requirements for, and sufficiency of, a derivative action, including in connection with derivative actions under federal law, are governed by state law.

In Kamen v. Kemper Fin. Svcs., Inc. (500 U.S. 90, 500 U.S. 97 (1991)), the U.S. Supreme Court considered the demand requirements in a derivative action founded on the Investment Company Act of 1940, as amended, and held that federal courts should abide by the procedural rules governing derivative actions of a fund’s state of incorporation. The Registrant is not aware of any court decisions or public pronouncements from the SEC or its Staff that would contradict this general principle enunciated in Kamen. Nor is the Registrant aware of any court decisions or public pronouncements from the SEC or its Staff that would make state law derivative demand procedures, including those set forth in the Trust Document, generally unenforceable with respect to registered investment companies.

Further, the Registrant is not aware of any federal rule or regulation that states that pre-suit demand is impermissible for derivative suit claims arising under the federal securities laws. The Registrant notes that a provision requiring pre-suit demand for derivative actions is a standard provision for organizational documents of investment companies and revising such provision to exclude federal securities laws would subject the Registrant to a competitive disadvantage as compared to its competitors.

The purpose of the demand provisions in the Trust Document is to require shareholders to make a demand to the Board of the Trust before allowing shareholders to file suit on behalf of the Trust. This allows the Board the opportunity to exercise its business judgment to determine whether pursuing legal claims is in the best interest of the Trust, and to decline to pursue claims that lack merit, would incur unnecessary cost and expense, and/or would provide little benefit to the Trust and its shareholders.

Notably, the demand provisions of the Trust Document do not place substantive limits on a shareholder’s right to make a derivative demand. The Trust Document does not, for example, establish that only certain shareholders or groups of shareholders may bring derivative demands, nor do they narrow the scope of matters to which a derivative demand may relate (other than by clarifying, in a manner consistent with established state law principles, what constitutes a direct action and a derivative action). Instead, the demand provisions of the Trust Document simply establishes the procedural steps to be taken by a Fund shareholder and the Trust’s Board of Trustees in connection with the making of a derivative demand, the evaluation of such a demand and the determination of whether a derivative action may be maintained.

In sum, the Registrant respectfully submits that the demand provisions of Article VII, Section 9 of the Trust Document is consistent with the Supreme Court’s ruling in Kamen. However, if the SEC or its Staff intends to take the position that the federal securities laws preempt state derivative demand laws (or certain aspects thereof) as applied to registered investment companies, the Registrant respectfully requests they do so in a manner that would apply consistently and uniformly to all funds (whether organized as corporations subject to various state derivative demand statutes or unincorporated business associations that are subject to state common law derivative demand law and/or have adopted derivative demand procedures through their governing documents) through rulemaking. Doing so would subject this position to the notice and comment process, and if such position were to be formally adopted, would allow all funds to choose their form of organization and craft their governing documents on an informed basis and on an even playing field consistent with such rulemaking.

In the event that any provision of Article VII, Section 9 of the Trust Document were to conflict with any such rulemaking or were otherwise held to be invalid or unenforceable, Article VIII, Section 7 of the Trust Document provides for the severability of such provision:

(a)	The provisions of this Declaration of Trust are severable, and if the Board of Trustees shall determine, with the advice of counsel, that any of such provisions is in conflict with the 1940 Act, the Code, the DSTA, or with other applicable laws and regulations, the conflicting provision shall be deemed not to have constituted a part of this Declaration of Trust from the time when such provisions became inconsistent with such laws or regulations; provided, however, that such determination shall not affect any of the remaining provisions of this Declaration of Trust or render invalid or improper any action taken or omitted prior to such determination.

(b)	If any provision of this Declaration of Trust shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provision in any other jurisdiction or any other provision of this Declaration of Trust in any jurisdiction.

Pursuant to the foregoing, were the Commission to adopt a rule specifically prohibiting a particular provision of Article VII, Section 9, such provision would no longer be effective. The Registrant believes this provision should adequately address any Staff concerns regarding Article VII, Section 9.

With respect to disclosure, the Registrant has added a discussion of this provision to the SAI in the section regarding the Trust’s governing documents. The Registrant respectfully declines to add this disclosure to the prospectus and notes that many other recipients of this comment from the SEC staff have been filing on Form N-2, where the bulk of disclosure is in the prospectus.

23.	Comment: Except where permitted under Rule 483 of the 1933 Act, please file executed contracts, not forms of contracts, as exhibits.

Response:	The Registrant notes that Exhibits (d)(7) and (d)(8) to the Amendment relate to sub-advisory agreements for other inactive series of the Registrant. Because these agreements have not yet been executed, they are included as “forms of” contracts. In addition, Exhibit (e)(3) to the Amendment is the form of Authorized Participant agreement, filed in accordance with Rule 483(d)(2).

24.	Comment: Consider clarifying who is signing the registration statement as Principal Accounting Officer.

Response:	James Szilagyi is the Trust’s Treasurer. According to the Trust’s Bylaws, the Treasurer “shall be principal financial and accounting officer of the Trust.” As such, Mr. Szilagyi fulfills the role of the Principal Financial Officer and Principal Accounting Officer. Going forward, to clarify and consistent with the Trust’s Bylaws, the Trust will have Mr. Szilagyi sign the Registration Statement as “Treasurer, Principal Financial Officer, and Principal Accounting Officer.”

* * *

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number or Claire Olivar at 215-564-8681.

Very truly yours,

/s/Michael P. O’Hare

Michael P. O’Hare